PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

December 18, 2007

A PERSONAL NOTE FROM THE PRESIDENT OF GLOBEX TO SHAREHOLDERS

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX –Toronto Stock Exchange, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF - U.S. Pink Sheets).**

These have been difficult times for Globex shareholders and management. The sub-prime mortgage crisis has negatively affected investor outlook as they try to understand the nature and scale of the crisis as well as how it affects them and their investments. Add to this the particular case of the mining sector where there has been volatility in metal prices, particularly base metal prices which are a part of Globex's holdings and revenue stream. On top, add misinformed comments on the internet and you have a persistent decline in Globex's share price. It has gotten so silly that some have commented that Globex's management is purposely causing the stock price to fall in order to purchase it cheaply. Nothing could be further from the truth. Globex's management, which includes its largest shareholders, is experiencing the same negative effect as the rest of Globex's shareholders of what, in our opinion, constitutes a completely unjustified decline in Globex's stock price.

I would like to put the present situation into perspective. First, Globex is financially sound with sufficient cash and negotiable securities ($8.4 million at December 14, 2007) to sustain the Company for years. Globex has no debt. In addition, revenue streams from the Fabie Bay copper deposit and Strategic Resource Acquisition zinc deposits are expected to come into Globex's coffers in the first half of 2008. There have been some small delays on both projects but this is normal in mine and mill start-ups. The only negative is that the prices of copper and zinc fell from their highs. But this must be put in perspective as the present copper price is 4.5 times the price of a few years ago while the zinc price is up over 200% in the same period. Both mines are profitable at today's metal prices. (Note: Goldman Sachs predicts copper will rebound to U.S. $3.65/lb in the first half of 2008 and some analysts are calling for a rebound of zinc prices to U.S. $ 1.40/lb). In both cases, Globex's royalties are based on Gross Metal Royalties, except in the case of Fabie Bay where we have both a Gross and Net Profit Royalty. This means that once commercial production is achieved, we will be paid in metal or cash as the case may be, the only variable being international metal prices over which we have no control.

In the case of the Russian Kid Gold Mine, to date, the scale of production has not reached Globex's expectations but small royalty checks based on a 5% Gross Royalty are received on a fairly regular basis. Ongoing work at the mine site, as disclosed in recent Rocmec press releases, should result in increased production and thus more revenue for Globex.

In addition, in 2008, Globex expects to receive millions of dollars in the stock of its option partners. For example, we should receive at least 3.8 million shares of First Metals Inc. which is putting our Fabie Bay and later our Magusi River deposit into production. At today's stock price, this is equivalent to approximately $3.4 million and will probably make us their largest shareholder. Not only does this shareholding have monetary value, it allows Globex to benefit from the hard work of First Metals as well as rising metal prices.

On the asset front, Globex continues to add to its asset base. For example, as recently announced, we acquired the Donalda Gold Deposit in Rouyn Township, Quebec. With a historical, non 43-101 resource as reported by Minnova Inc. in 1990 but not independently verified by Globex, this adds some 125,000 ounces of gold to Globex's inventory. The deposit is not fully delineated and is reported to be open down dip. Unfortunately, this asset acquisition did not elicit any reaction in the market. When the mood is foul, even good news is ignored.

As regards our magnesium project, further clarification is in order. The project is NOT CANCELLED. When the scoping study was originally done in 2002 by Hatch, the Canadian dollar was in the 65 to 70 cent range versus the U.S. dollar. This has changed such that the currencies are almost at par. Responsible management must consider this significant change and react accordingly. This is what we did. We put the project as planned on hold and are considering several alternatives which we think may significantly lower capital costs and reduce operating costs. We have ongoing interest in this project from several parties and are working to define a better and more cost effective approach which may among other things include the production of magnesium oxide as well as magnesium metal. For shareholders information, magnesium prices have doubled recently. Individuals who expect management to get on a certain path and not adjust to the real world don't know this management. If one looks at the recent failed magnesium projects in which companies and thus shareholders lost hundreds of millions of dollars in Australia and over a billion dollars in Canada, they might appreciate a more realistic, conservative approach. This project, if it gets off the ground, will take time and lots of work. It will not be achieved overnight and when achieved, will be a significant win for Globex shareholders.

On the option front, we are in negotiations with several parties who wish to acquire an interest in our properties. If the deals are completed, they will be announced in due course in a timely manner.

Existing option partners are working to earn their interests in several properties. Some are confirming resource figures in order to facilitate possible production such as Acadian Mining and C2C Inc. Some are planning underground work, some are drilling, and some are compiling exploration work completed over the previous months. All this work is being done at no cost or dilution to Globex shareholders but to the benefit of Globex shareholders. Some projects have been slowed down due to a shortage of equipment and/or personnel. The industry is experiencing a severe shortage of both.

Globex is also exploring for its own account as I indicated in my summary press release of November 21, 2007. We have recently moved a drill onto our Parbec gold property near Malartic Quebec, a property which straddles the gold localizing Cadillac break and adjoining Osisko's large Canadian Malartic gold project. Numerous shallow gold zones have been identified on the property. Drilling is being oriented to locate gold at significantly deeper depths.

We are also awaiting delivery of the NI 43-101 resource report on our Ironwood gold discovery. We expect the report to indicate a small high-grade gold deposit which Globex and partner Queenston Mining Inc. will then consider advancing to production ourselves in order to produce significant short term revenue.

While I have only touched on a few topics, it is clear that Globex has sufficient cash and no debts. We have developed a revenue stream which should come into full force in 2008 while other potential revenue streams, mainly gold, are progressing toward possible production. We have increased our asset base. We are exploring for our own account. In other words, we are doing what we said we would do, creating shareholder value. Yes that value goes up and down with metal prices and the Canadian dollar but this is in the normal course of business. For shareholders who have the stamina and long term vision, we are working for you as well as ourselves. Those day traders or shorters who don't share our vision have used the present uncertain market conditions to hurt the Company and its shareholders. There is little we can do to stop that other than try to get the story out and explain the exceptional value in Globex which we are unlocking over time.

Our vision is long term. Our targets are increased value and growth while respecting the investment of our shareholders in the Company. The recent decline in the share price has hurt the Company as we had hoped to weather the storm at a higher share price and use that higher

share price as currency to acquire assets. Unfortunately our share price has declined in tandem with the majority of other junior exploration companies so that advantage has been reduced. Despite this, we continue with our strategy.

The reduced share price, while highly unpleasant (to say the least) at the same time creates an opportunity for serious long term investors, to acquire an interest in our assets and vision at a reduced entry cost. It also affords the opportunity for those who entered at higher prices to average down. I sincerely hope this opportunity never occurs again.

RECENT NEWS

Acadian Mining Corporation announced (see Acadian Press Release dated December 12, 2007) a NI 43-101 resource calculation based upon 184 historic drill holes in the Getty Lead-Zinc deposit located in Nova Scotia, Canada. At a cut of 2% zinc equivalent, an inferred resource of 4,160,000 tonnes grading 1.40% lead and 1.81% zinc is indicated. A drill program of some 100 drill holes is in progress to upgrade the status of the resource and to expand it.

Globex retains a 1% Gross Metal Royalty on the deposit, one half of which may be purchased by Acadian for $300,000. Acadian is focusing significant effort and money on this deposit which adjoins their producing Scotia Lead-Zinc Mine with production from the Getty Deposit as the end game.

First Metals Inc. has announced (see Press Release of December 17, 2007) that they are now shipping 30 truck loads of copper ore to the Horne mill and smelter facilities on a daily bases. As the Fabie Bay deposit ramps up to commercial production, they are now turning their attention to defining and preparing the nearby Magusi River zinc, copper, gold, silver deposit for production. The work includes a 20,000 metre drill program. Globex, as in the case of the Fabie Bay deposit, has a 2% Royalty and a 10% Net Profit Royalty on all production from the Magusi River deposit.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

Foreign Private Issuer 12g3 – 2(b)

We Seek Safe Harbour.

CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc.Dir.
GLOBEX MINING ENTERPRISES INC.
President & CEO
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

END